PACE DIAGNOSTICS, INC.

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Pace Diagnostics, Inc.
Monrovia, California

We have reviewed the accompanying financial statements of Pace Diagnostics, Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Pace Diagnostics, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 13, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

PACE DIAGNOSTICS, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 118,080	$ 2,368
Cash and cash equivalents - restricted	500,000	-
Prepaid expenses and other current assets	6,915	-
TOTAL CURRENT ASSETS	624,995	2,368
PROPERTY AND EQUIPMENT		
Property and equipment, net	100,000	105,570
OTHER ASSETS		
Intangible assets	329,696	327,420
TOTAL ASSETS	$ 1,054,691	$ 435,358

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 78,586	$ 116,926
Accrued expenses	4,568	610
SBA PPP loan	-	50,100
Notes payable - current portion	1,923	-
Note payable, related party - current portion	24,429	-
TOTAL CURRENT LIABILITIES	109,506	167,636
COMMITMENTS AND CONTINGENCIES	500,000	-
LONG-TERM LIABILITIES		
Notes payable	157,013	153,125
Note payable - related party	312,171	300,500
Convertible note	500,000	-
TOTAL LONG-TERM LIABILITIES	969,184	453,625
TOTAL LIABILITIES	1,578,690	621,261
SHAREHOLDERS' EQUITY		
Common stock, see note 7	787	787
Additional paid-in capital	438,828	438,828
SAFE obligations	1,500,000	1,500,000
Accumulated deficit	(2,463,614)	(2,125,518)
TOTAL SHAREHOLDERS' EQUITY	(523,999)	(185,903)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,054,691	$ 435,358

See independent accountant's review report and accompanying notes to financial statements.

PACE DIAGNOSTICS, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Amortization and depreciation expense	30,769	46,915
Contractor expense	54,474	22,500
General and administrative	69,566	94,423
Research and development	249,017	281,144
Professional fees	11,056	7,609
Sales and marketing	25,000	-
TOTAL OPERATING EXPENSES	439,882	452,591
NET OPERATING LOSS	(439,882)	(452,591)
OTHER INCOME/(EXPENSES)		
PPP loan forgiven	100,200	-
Other income	7,331	-
Interest expense	(5,745)	(3,281)
TOTAL OTHER INCOME/(EXPENSES)	101,786	(3,281)
NET LOSS	$ (338,096)	$ (455,872)

See independent accountant's review report and accompanying notes to financial statements.

PACE DIAGNOSTICS, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Common Stock					
	Shares	**Amount**	**Additional Paid-in Capital**	**SAFE Obligations**	**Retained Earnings (Accumulated Deficit)**	**Total**
BEGINNING BALANCE, JANUARY 1, 2020	7,866,000	$ 787	438,537	1,500,000	$ (1,669,646)	$ 269,678
Stock compensation expense	-	-	291	-	-	$ 291
Net loss	-	-	-	-	(455,872)	$ (455,872)
ENDING BALANCE, DECEMBER 31, 2020	7,866,000	$ 787	$ 438,828	$ 1,500,000	$ (2,125,518)	$ (185,903)
Net loss	-	-	-	-	(338,096)	$ (338,096)
ENDING BALANCE, DECEMBER 31, 2021	**7,866,000**	**$ 787**	**$ 438,828**	**$ 1,500,000**	**$ (2,463,614)**	**$ (523,999)**

See independent accountant's review report and accompanying notes to financial statements.

PACE DIAGNOSTICS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (338,096)	$ (455,872)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation expense	30,769	46,915
Stock compensation expense	-	291
(Increase) decrease in assets:		
Accounts receivable	-	347
Prepaid expenses and other current assets	(6,915)	-
Increase (decrease) in liabilities:		
Accounts payable	(38,340)	25,964
Contingent liability	500,000	-
Accrued expenses	9,769	3,119
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	157,187	(379,236)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(27,475)	(1,973)
Cash used for fixed assets	-	(291)
CASH USED FOR INVESTING ACTIVITIES	(27,475)	(2,264)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	500,000	-
Forgiveness of SBA PPP loan	(50,100)	50,100
Issuance of note payable - related party	36,100	325,500
CASH PROVIDED BY FINANCING ACTIVITIES	486,000	375,600
NET INCREASE (DECREASE) IN CASH	615,712	(5,900)
CASH AT BEGINNING OF YEAR	2,368	8,268
CASH AT END OF YEAR	$ 618,080	$ 2,368
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Pace Diagnostics, Inc. (the “Company”) was incorporated in the State of Delaware on September 12, 2017. The Company is developing and commercializing high performance and ultrasensitive lateral flow rapid tests for infectious diseases and cancer based on its proprietary technologies (proprietary markers, ultrahigh affinity reagents, magnetic nanoparticle conjugates). PACE’s first application is a comprehensive rapid diagnostic test solution for Tuberculosis and Lung Cancer with result in less than 30 minutes. The Company slogan is Screening and Early Detection saves lives.

Going Concern
Since Inception, the Company has relied on funds from SAFE obligations, convertible notes and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. The Company is currently in the process of filing for patents in several countries and gaining approval from governing bodies to allow for distribution of their tests. The Company’s ability to continue as a going concern is dependent on the Company’s ability to raise short term capital through their crowdfunding raise and private accredited investors, as well as obtaining grants from US DoD, US NIH, US NSF and other non-profit organizations, until the Company has the ability to generate funds through revenue producing activities, which is estimated, based on proformas to be in 2023, when the Company anticipates receiving the CE mark approval and is able to sell products in EU countries or other countries that accept the CE mark.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management’s estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties (continued)

Potential health care reform and new regulatory requirements places on the Company's technology could impose increased costs on the Company, delay or prevent the introduction of new service types, and impair the functions or values of the Company's existing service types. If these applicable regulatory requirements are adopted, the Company may have to change or adapt their products, services and software to comply.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company had no accounts receivable.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of legal expenses for the filing and protection of patents in several countires. Patents costs are amortized over the useful life of the patent. Amortization expense for the years ending December 31, 2021 and 2020, was $25,198 and $23,366, respectively.

The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

1. Summary of Significant Accounting Policies (continued)

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Lab equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

1. <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments (continued)

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling testing kits for early detection of diseases. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

1. Summary of Significant Accounting Policies (continued)

Stock Compensation Expense (continued)
Share-based compensation expense for the years ended December 31, 2021 and 2020 was nil and $291, respectively.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The Company is still evaluating the effects of the adoption of ASU 2016-02 on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options* (*Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

2. Commitments and Contingencies (continued)

The Company had entered a lease agreement for the company offices and laboratories in November 2017. The original lease was set for 5 years, and after that is on yearly renewal basis. The Lease expense for the year ended December 31, 2021 and totaled $40,321.

The Company has entered into a convertible note with an investor (see note 6). The terms of the note, provided that the investor invested $1,000,000 into the Company. The Company hit certain milestones and $500,000 of the restrictions were lifted and converted into a convertible note. Once additional milestones are hit, the investor will release the restricted cash, which will then be converted into additions to the convertible note.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021 and 2020:

Property and equipment at cost:	2021	2020
Lab Equipment	$ 171,249	$ 171,249
	171,249	171,249
Less: Accumulated depreciation	(71,249)	(65,679)
Total	$ 100,000	$ 105,570

4. Notes Payable – Related Party

Since inception, a related party has provided funds to the Company to assist with development and operations. Interest of 6.25% will begin to accrue in December 2022, at the same time that minimum monthly payments of $24,429 will begin. The note matures in February 2024.

5. Notes Payable

Debt consisted of the following at December 31, 2021 and 2020:

	2021	2020
EIDL loan; interest at 3.75% per annum, maturing in June 2050, monthly payment of $731, collateralized by Company assets.	$ 158,936	$ 153,125
Less: Current portion of notes payable	1,923	-
Long term portion of notes payable	157,013	153,125

5. Notes Payable (continued)

Maturity of the notes payable is as follows:

December 31, 2022	$ 1,923
December 31, 2023	3,034
December 31, 2024	3,149
December 31, 2025	3,270
December 31, 2026	3,395
Thereafter	144,165
	$ 158,936

6. Convertible Notes

The Company has one convertible promissory note in 2021 for a maximum of $1,000,000, however the conversion amount is contingent up the Company hitting certain milestones. The note carries a 6.5% APRs and maturity dates in August 2025 or the closing date of a Liquidity Event.

7. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2021, and 2020, 7,866,000 shares have been issued and are outstanding.

Preferred Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2021, and 2020, no shares have been issued and none are outstanding.

Equity Incentive
The Company's 2017 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,811,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021, and 2020, 1,466,500 shares have been issued under the Plan. All shares have vested, however, none have been exercised.

7. Equity (continued)

SAFE Obligations
During 2017 and 2018, the Company issued three Simple Agreements for Future Equity ("SAFEs") for a total of $1,500,000. The agreements state if there is an equity financing before the termination of this SAFEs, on the initial closing of an equity financing, the SAFEs will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreement states a post-money valuation cap of $33,000,000 with discounts rates between 20% and 50%.

8. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on September 12, 2017 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9. Subsequent Events

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee.

Additional Fundraising
The Company is actively seeking additional fund-raising events (with private accredited investors, small family office and business owners), and grants through US DoD (Department of Defense), US NIH (National Institutes of Health), and US NSF (National Science Foundation) and other public and private non-profit organizations. The Company received several grants through US DoD, US NIH, and US NSF in the past.

Managements Evaluation
The Company has evaluated subsequent events through April 13, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.